UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐      Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On May 2, 2007, Husky Energy Inc. issued a press release announcing it has reached an agreement to acquire the refinery in Lima, Ohio from Valero Energy Corporation.

The press release is attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.
By:	/s/ James D. Girgulis
James D. Girgulis Vice President, Legal and Corporate Secretary

Date: May 3, 2007

EXHIBIT A

May 2, 2007

For immediate release

Husky Energy To Acquire Lima Refinery From Valero Energy Corporation

Calgary, Alberta – Mr. John C.S. Lau, President & Chief Executive Officer of Husky Energy Inc. is pleased to announce that Husky has reached an agreement to acquire the refinery in Lima, Ohio from Valero Energy Corporation. The purchase price will be U.S. $1.9 billion, plus net working capital. The acquisition is subject to regulatory approval and is expected to close by the end of the second quarter of 2007.

“The acquisition of the Lima refinery represents a significant step in Husky’s ongoing strategic move of expanding our downstream business and supports Husky's objective as a fully integrated energy and energy related company,” said Mr. Lau. "This transaction is expected to have an immediately positive financial contribution to Husky’s earnings and cash flow.”

Husky will acquire the refinery through the purchase of all the outstanding shares of Lima Refining Company. The Lima refinery has a throughput capacity of 165,000 barrels per stream day of light crude oil and produces gasoline and diesel fuels that meet U.S. clean fuel standards. The refinery processes primarily light sweet crude oil and also has some capability of processing heavy crude oil.

Husky holds substantial oil sands leases covering 510 thousand acres in the Cold Lake and Athabasca regions of northern Alberta, Canada. Production at Husky’s Tucker Oil Sands Project has commenced and development planning is proceeding for oil sands projects at Sunrise and Caribou Lake. Husky plans to review options for reconfiguring and expanding the Ohio Lima refinery to process heavy crude oil and bitumen, providing additional future investment in the community.

“Integration of the Lima refinery with future growth of heavy crude oil and oil sands production is part of Husky’s long term strategy to enhance returns to shareholders by capturing the complete value chain,” added Mr. Lau.

Husky Energy is a Canadian based integrated energy and energy related company headquartered in Calgary, Alberta. Husky Energy is a publicly traded company listed on the Toronto Stock Exchange under the symbol HSE. Husky’s upstream segment includes the exploration, development and production of crude oil, bitumen and natural gas in Western Canada, offshore Canada’s East Coast, and offshore China and Indonesia. Husky’s midstream segment minimizes cash flow volatility, optimizes processing assets and is strategically located throughout Western Canada and connects with key North American transportation systems. Husky’s refined products segment includes the refining, marketing and distribution of gasoline, diesel, asphalt, ethanol and ancillary services in Canada and the United States, and a retail network of more than 500 outlets from British Columbia to Ontario, Canada.

Certain statements contained in this news release constitute forward looking statements or information (collectively, “forward looking statements”) within the meaning of applicable securities legislation. These forward looking statements relate to future events or Husky’s future performance. The use of any of the words “could”, “expect”, “believe”, “will”, “projected”, “estimated” and similar expressions and statements relating to matters that are not historical facts are intended to identify forward looking statements and are based on Husky’s current belief or assumptions as to the outcome and timing of such future events, and in this news release include Husky’s general business plans and strategy for heavy oil and oil sands development and the Lima refinery, the financial impact and the closing date. Actual future results may differ materially. Husky’s annual report to shareholders and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe the risks, uncertainties and other factors, such as drilling results, the receipt of regulatory approvals, changes in business plans and potential delays or changes in plans with respect to development projects or capital expenditures, that could influence actual results. Except as required by applicable securities laws, Husky disclaims any intention or obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

Tanis Thacker Senior Analyst, Investor Relations Husky Energy Inc. (403) 298-6747

Husky Energy
Sunrise
Saleski
Fort McMurray
Caribou
Tucker
Prince Rupert
Taylor
Prince George
TMX
Edmonton
Lloydminster
Hardisty
Vancouver
Kamloops
Anacortes
Kerrobert
Regina
KEYSTONE
Winnipeg
Cromer
Gretna
Clearbrook
Superior
Mandan
PADD IV
PADD II
PADD V
PADD III
PADD I
St. Paul
Casper
Guernsey/
Ft. Laramie
Salt Lake City
Denver
San Francisco
Los Angeles
Lockport
Chicago
Sarnia
Detroit
Toledo
Canton
Montreal
Boston
Lima
165,000 Bpd
Lima
Refinery
Wood River
Patoka
Robinson
Catlettsburg
Yorktown
El Dorado
Ponca City
Cushing
Coffeyville
McKee
Borger
Tulsa
Wynnewood
Memphis
Ardmore
El Dorado
Tyler
Longview
New Orleans
Houston
Lake Charles
Port Arthur
St. James
Freeport
Corpus Christi
Legend
Enbridge Pipeline
Keystone Pipeline
Express Pipeline
Husky Oil Sands Projects